SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2018
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Vice President and
Chief Financial Officer

Date: May 14, 2018

List of materials

Documents attached hereto:

i) Press release Announcement: Sony Corporation Announces Signing of a Definitive Agreement for the Acquisition of a Stake in Peanuts Holdings LLC by its Wholly-owned Subsidiary

May 14, 2018
Sony Corporation

Sony Corporation Announces Signing of a Definitive Agreement for the Acquisition of a Stake in Peanuts Holdings LLC by its Wholly-owned Subsidiary

Sony Music Entertainment (Japan) Inc. ("SMEJ"), a wholly-owned subsidiary of Sony Corporation ("Sony"), today announced that SMEJ has entered into a definitive agreement with DHX Media Ltd. ("DHX Media") to indirectly acquire 49% of DHX Media's 80% equity interest in Peanuts Holdings LLC ("Peanuts").  Following the completion of this transaction, SMEJ will own an approximately 39% equity interest in Peanuts.  The total purchase price of this acquisition is 185 million U.S. dollars, subject to customary working capital adjustments.  The parties aim to complete this acquisition on or about June 30, 2018,　subject to regulatory approvals and certain other closing conditions. 　For further details, please refer to the attached press release.

This transaction is not anticipated to have a material impact on Sony's forecast for its consolidated financial results for the fiscal year ending March 31, 2019.

PRESS RELEASE
May 14, 2018
Sony Music Entertainment (Japan) Inc.

Signing of Definitive Agreement for the Acquisition of a Stake in Peanuts Holdings LLC

Sony Music Entertainment (Japan) Inc. (Headquarters: Chiyoda-ku, Tokyo; Representative Director; Michinori Mizuno; "SMEJ") and DHX Media Ltd. (Headquarters: Nova Scotia, Canada; Representative Director: Michael Donovan; "DHX Media") today announced that they have signed a definitive agreement for SMEJ to indirectly acquire 49% of the 80% stake held by DHX Media in Peanuts Holdings LLC ("Peanuts"). Pro forma for the transaction, DHX Media will own approximately 41% of Peanuts, SMEJ will own approximately 39%, and the members of the family of Charles M. Schulz, the creator of PEANUTS, will continue to own 20%.

PEANUTS is recognized as a world-class IP, and as one of its content holders, the Sony Music group aims to use its expertise in the character business to grow the PEANUTS IP business and strengthen the brand.

■ About PEANUTS
PEANUTS, widely known for the character "Snoopy", was created by Charles M. Schulz and began as a comic which was first published in seven American newspapers on October 2, 1950. Today, the comic is published in 2,200 newspapers around the world, in 21 languages and in 75 countries. In 2020 it will celebrate its 70th anniversary.

■ About DHX Media
DHX Media Ltd. (TSX: DHX.A, DHX.B; NASDAQ: DHXM) is a leading children's content and brands company, recognized globally for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide.

Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. acted as exclusive financial advisor to SMEJ on this transaction, with O'Melveny & Myers LLP acting as exclusive legal advisor.

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